EXHIBIT 99.1

GENTERRA CAPITAL INC. ANNOUNCES TERMINATION OF SEC REPORTING

TORONTO, ONTARIO, October 3, 2011 – Genterra Capital Inc. (TSX-Venture: GIC) announced today its intention to file a Form 15F with the Securities and Exchange Commission (“SEC”) in order to deregister its Common, Class A Preferred Shares and Class B Preferred Shares under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Immediately upon filing of Form 15F, the Company will no longer be required to file certain reports, including Form 20-F and 6-K, with the SEC.

The Company’s Board of Directors unanimously approved the deregistration of the Shares, noting that the TSX Venture Exchange (“TSXV”) is the primary trading market for the Shares,  with the TSXV trading volume far exceeding the trading volume of the Shares in the United States. The Company does not believe that its shareholders in the United States will be materially prejudiced by a termination of the registration of the Shares under the Exchange Act since the nature and scope of publicly available information about the Company on the SEDAR website maintained by the Canadian Securities Administrators (www.sedar.com), as required by Canadian securities laws, is substantially the same as the information such shareholders are currently receiving and such U.S. shareholders will continue to be able to trade Genterra Shares through the facilities of the TSXV.

Genterra Capital Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.